

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2011

<u>Via E-mail to Christopher Barber</u>
Roger A. Parker
Chief Executive Officer
Recovery Energy, Inc.
1515 Wynkoop St., Suite 200
Denver, CO 80202

> **Re: Recovery Energy, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 26, 2011**
> **File No. 333-169070**

Dear Mr. Parker:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment one from our letter to you dated June 27, 2011. Please promptly file all the required Exchange Act filings.

2. We note your response to comment three from our letter to you dated June 27, 2011, and we reissue the comment in part. Please provide, by geographical area, the number of net productive and dry exploratory wells drilled; and the number of net productive and dry development wells drilled. See Item 1205 of Regulation S-K. Please also provide the information that Item 1203 of Regulation S-K requires with respect to the proved undeveloped reserves that were established in 2010.

Management, page 42

3.   The biographical sketch you added for your new CFO, Mr. Gabbard, does not clearly
cover the entire five-year period which Item 401 of Regulation S-K requires you to
discuss. As we previously indicated in comment 15 from our letter to you dated
September 23, 2010, please specify the start and end dates for the positions listed so that
there are no gaps or ambiguities with regard to time.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the federal
        securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

You may contact Craig Arakawa at (202) 551-3650 or Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Jeffrey M. Knetsch (via e-mail)